SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND NINETH ORDINARY

BOARD OF DIRECTORS' MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: December 9, 2020 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received updated information about the Company's financial standing, budget execution and the Contingency Plan (Covid-19) and discussed these topics;
II.	unanimously approved the prepayment of interest on equity (IOE), as a replacement for the dividends owed in 2020, to shareholders of record on December 28, 2020, as per Federal Law 9,249/95, as follows: a) interest on equity, as a replacement of dividends owed in 2020, in the gross amount of eight hundred and seven million, and five hundred thousand reais (R$807,500,000.00) to be paid as follows: i) R$2.81832398 per common share (ON); ii) R$3.10015638 per class A preferred share (PNA); and iii) R$3.10015638 per class B preferred share (PNB); and b) the shares will be traded “ex-interest” as from December 29, 2020, including this date. The distributed proceeds, as well as the payment date, will be ratified at the Annual Shareholders’ Meeting, to be held by April 2021, which will analyze the Management Report, Statement of Financial Position and other Financial Statements for 2020;
III.	unanimously approved the Company’s Budget Proposal for 2021 and future years’ budget commitment limits, with recommendation to reduce PMSO.
IV.	unanimously approved, after having listened to the Statutory Audit Committee, the Company’s Risk Portfolio and the revision of Strategic Risks aligned with the 2021-2025 Strategic Planning;
V.	unanimously approved the indicators and the targets for the 2021-2025 Strategic Planning, which must be in line with the Budget Proposal approved today;
VI.	unanimously approved, after having listened to the Statutory Audit Committee, the granting of corporate guarantee provided by Copel (Holding) to Petróleo Brasileiro S.A. - Petrobras, referring to the Continuous Agreement for the Purchase and Sale of Natural Gas for Thermoelectric Generation of UEG Araucária S.A.;
VII.	unanimously approved Copel’s participation in Aneel 01/2020 Transmission Auction, under defined conditions, which will be recorded in the material held under the Company’s custody;
VIII.	unanimously approved the issuance of a binding proposal for business opportunities in wind projects, under defined conditions, which will be recorded in the material held under the Company’s custody;
IX.	unanimously approved, after having listened to the Statutory Audit Committee, the Internal Audit’s Multi-Year Work Plan;
X.	unanimously approved the Company’s Data Protection Policy;
XI.	unanimously approved, after having listened to the Statutory Audit Committee, the Revision of the Company’s Related-Party Transaction and Conflicts of Interest;
XII.	unanimously resolved to, under the 2020 Integrated Reporting: a) revalidate the major topics approved by the Board for 2019; b) include the topic related to the “Covid-19 Pandemic” as an unavoidable major topic; and c) restructure the Materiality Process in order for it to occur during the Strategic Planning Process;
XIII.	received update information and discussed adjustments to be made to the Company’s Bylaws;
XIV.	received a report on the works of the Company’s Special Committees and presented its opinion;
XV.	received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics;
XVI.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters; and
XVII.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 209th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 10, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.